SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the nine months ended September 30, 2002

PrimaCom AG
(Exact name of registrant as specified in its charter)

Hegelstrasse 61, 55122 Mainz, Germany
(Address of principal executive offices)

(Indicate by check mark whether the registrant filed or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F [X]	Form 40-F [ ]

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also there furnishing the commission pursuant to Rule 12g3-2 (b) under the securities Exchange Act of 1934.

Yes [ ]	No [X]

If “yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-     .

PrimaCom AG’s financial statements for the three months ending September 30, 2002 are attached to this Form 6-K.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

PRIMACOM AG

	By:	/s/ JENS KIRCHER
		Name: Titles:	Jens Kircher Member of the Management Board and Chief Operating Officer

	By:	/s/ STEFAN SCHWENKEDEL
		Name: Titles:	Stefan Schwenkedel Member of the Management Board and Chief Financial Officer
Date: November 26, 2002

SIGNATURES
ITEM 1: FINANCIAL INFORMATION
Condensed Consolidated Statements of Operations
Condensed Consolidated Balance Sheets
Condensed Consolidated Statements of Cash Flows
Notes to Consolidated Financial Statements
1. Basis of Presentation
2. Reclassifications
3. Accounting Changes
4. Acquisitions
5. Bank Debt
6. Loss per Share
7. Litigation Relating to PRIMACOM
8. Segment Disclosure
ITEM 2: MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Results of Operations
Liquidity and Capital Resources
Forward Looking Statements
Third quarter 2002
PrimaCom Cable Network
High-speed Internet Access
Digital Television
Data Communication
First nine months 2002
Financial Position
Conference call
Consolidated Statements of Operations

PRIMACOM AG

FORM 6-K

INDEX

		Page

Item 1	Financial Information
	Condensed consolidated statements of operations
	Three months ended September 30, 2002 and 2001	4
	Nine months ended September 30, 2002 and 2001	5
	Condensed consolidated balance sheets
	September 30, 2002 and December 31, 2001	6
	Condensed consolidated statements of cash flows
	Nine months ended September 30, 2002 and 2001	7
	Notes to condensed consolidated financial statements	8
Item 2	Management’s discussion and analysis of financial condition and results of operations	14

ITEM 1:	FINANCIAL INFORMATION

PRIMACOM AG AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands)
(unaudited)

	For Three Months ended September 30,

	2001	2002	2002

	Euro	Euro	U.S.$
Revenues	41,758	45,957	45,401
Operating costs and expenses:
Operations	11,035	11,374	11,236
Selling, general and administrative	9,528	9,611	9,495
Corporate overhead	3,636	2,781	2,747
Debt refinancing expense	—	502	496
Depreciation and amortization	27,877	20,241	19,996
Total	52,076	44,509	43,970

Operating profit (loss)	(10,318)	1,448	1,431
Interest expense:
Bank debt – cash interest expense	17,934	18,908	18,679
Bank debt – non-cash interest expense	—	9,939	9,819
Capitalized financing fees expense	—	—	—
Sale-leaseback	315	193	191

Total	18,249	29,040	28,689
Other income	307	—	—
Loss from operations before income taxes and other items	(28,260)	(27,592)	(27,258)
Income tax benefit	478	5,994	5,921

Loss before minority interest and equity earnings	(27,782)	(21,598)	(21,337)
Minority interest in net income of subsidiaries	(17)	(28)	(28)
Equity loss in affiliate	(76)	—	—

Loss from operations	(27,875)	(21,626)	(21,365)
Cumulative effect of change in accounting principle	—	—	—
Net loss	(27,875)	(21,626)	(21,365)

Loss per share:
Basic and diluted	(1.41)	(1.09)	(1.08)

See accompanying notes to condensed consolidated financial statements.

PRIMACOM AG AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands)
(unaudited)

	For Nine Months ended September 30,

	2001	2002	2002

	Euro	Euro	U.S.$
Revenues	120,332	135,190	133,554
Operating costs and expenses:
Operations	31,566	35,619	35,188
Selling, general and administrative	26,590	28,618	28,272
Corporate overhead	11,393	9,827	9,708
Debt refinancing expense	—	2,432	2,403
Depreciation and amortization	81,971	59,690	58,968

Total	151,520	136,186	134,539

Operating loss	(31,188)	(996)	(985)
Interest expense:
Bank debt – cash interest expense	49,958	50,323	49,714
Bank debt – non-cash interest expense	—	20,043	19,800
Capitalized financing fees expense	—	12,264	12,116
Sale-leaseback	1,039	662	654

Total	50,997	83,292	82,284
Other income	716	—	—
Loss from operations before income taxes and other items	(81,469)	(84,288)	(83,269)
Income tax benefit	1,335	11,688	11,547

Loss before minority interest and equity earnings	(80,134)	(72,600)	(71,722)
Minority interest in net income of subsidiaries	(48)	(64)	(63)
Equity loss in affiliate	(180)	—	—

Loss from operations	(80,362)	(72,664)	(71,785)
Cumulative effect of change in accounting principle	(946)	—	—

Net loss	(81,308)	(72,664)	(71,785)

Loss per share:
Basic and diluted	(4.11)	(3.67)	(3.63)

See accompanying notes to condensed consolidated financial statements.

PRIMACOM AG AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands)

		September 30,
		(unaudited)
	December 31,
	2001	2002	2002

	Euro	Euro	U.S.$
Cash	2,933	2,142	2,116
Trade accounts receivable — net	8,177	8,335	8,234
Other current assets	10,762	12,147	12,000

Total current assets	21,872	22,624	22,350
Property and equipment — net	576,695	542,189	535,628
Goodwill — net	320,095	320,389	316,512
Customer lists — net	53,055	48,875	48,284
Deferred tax assets	61,439	72,972	72,089
Other assets	48,409	48,760	48,169

TOTAL ASSETS	1,081,565	1,055,809	1,043,032

Accounts payable	25,157	15,853	15,661
Accrued expenses	31,331	32,248	31,858
Deferred revenue	2,225	2,705	2,672
Deferred purchase obligations	10,984	5,836	5,765
Sale-leaseback obligations — current	3,976	3,140	3,102
Bank and other debt — current	554	365	361

Total current liabilities	74,227	60,147	59,419
Sale-leaseback obligations	5,617	2,837	2,803
Convertible second secured loan	—	395,043	390,262
Revolving credit facility and other debt	831,529	499,081	493,041

TOTAL LIABILITIES	911,373	957,108	945,525
Minority interest	200	273	270
SHAREHOLDERS’ EQUITY
Registered capital	50,582	50,582	49,970
Additional paid-in capital	359,754	360,854	356,487
Accumulated deficit	(240,344)	(313,008)	(309,220)

TOTAL SHAREHOLDERS’ EQUITY	169,992	98,428	97,237

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,081,565	1,055,809	1,043,032

See accompanying notes to condensed consolidated financial statements.

PRIMACOM AG AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)
(unaudited)

	For the Nine Months ended September 30,

	2001	2002	2002

	Euro	Euro	U.S.$
Operating Activities
Net cash provided by operating activities	12,234	5,509	5,442
Investing Activities
Purchases of property and equipment	(48,099)	(23,397)	(23,114)
Proceeds from sale of property and equipment	5,412	116	115
Acquisitions of networks	—	(121)	(120)
Acquisitions of businesses, net of cash acquired	(11,043)	(294)	(290)

Net cash used in investing activities	(53,730)	(23,696)	(23,409)
Financing Activities
Proceeds from credit facilities	65,000	42,000	41,492
Proceeds from term loan	—	375,000	370,462
Repayments of credit facilities	—	(375,000)	(370,462)
Net proceeds from bank overdrafts	1,479	403	398
Payment of bank fees	(18,125)	(16,188)	(15,992)
Repayments of related party liabilities	(245)	—	—
Repayments of sale-leaseback transactions	(3,239)	(3,616)	(3,572)
Net repayments of Deutsche Telekom loan	(59)	(40)	(40)
Payment of deferred purchase obligations	(1,799)	(5,163)	(5,101)

Net cash provided by financing activities	43,012	17,396	17,185

Net increase (decrease) in cash and cash equivalents	1,516	(791)	(782)
Cash and cash equivalents at beginning of period	4,643	2,933	2,898

Cash and cash equivalents at end of period	6,159	2,142	2,116

See accompanying notes to condensed consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	BASIS OF PRESENTATION

     The accompanying unaudited condensed consolidated financial statements of PrimaCom AG (“PrimaCom” or “the Company”) have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) for interim financial information and with the instructions to Form 6-K. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three and nine month periods ended September 30, 2002 are not necessarily indicative of the results that may be expected for the year ending December 31, 2002. For further information, refer to the consolidated financial statements and footnotes thereto for the year ended December 31, 2001 included in the Company’s Annual Report on Form 20-F.

     All amounts in the accompanying notes to the unaudited condensed consolidated financial statements refer to continuing operations unless otherwise noted.

     All amounts herein are shown in Euro and for the three and nine months ended September 30, 2002 are also presented in U.S. dollars (“U.S.$”), presented solely for the convenience of the reader at the rate of €1.01225 = $1.00, the Noon Buying Rate of the Federal Reserve Bank of New York on September 30, 2002. The translations should not be construed as a representation that the amounts shown could have been, or could be, converted into U.S. dollars at that or any other rate.

2.	RECLASSIFICATIONS

     Certain amounts in the prior year have been reclassified to conform to the 2002 condensed consolidated financial statement presentation.

3.	ACCOUNTING CHANGES

     In June 1998, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 133 (“FAS 133”), “Accounting for Derivative Instruments and Hedging Activities,” as amended by FAS 137 and FAS 138, which established new accounting and reporting standards for derivative instruments. These rules require that all derivative instruments be reported in the consolidated financial statements at fair value. The fair value for all derivative contracts is included in other assets or other liabilities and will be recorded each period in the statement of operations or other comprehensive income, depending on whether the derivative is designated as effective as part of a hedged item and on the type of hedge transaction. Gains or losses on derivative instruments reported in other comprehensive income must be classified in the statement of operations in the period in which net earnings (loss) are affected by the underlying hedged item and the ineffective portion of all hedges is recognized in other income (expense) in the statements of operations in the current period. These new standards may result in additional volatility in reported earnings (loss), other comprehensive income and accumulated other comprehensive income. These rules became effective for the Company on January 1, 2001. The Company recorded the effect of the transition to these new accounting requirements as a change in accounting principle. The transition adjustment to adopt FAS 133 resulted in a loss of €946,000, net of tax, from the cumulative effect of a change in accounting principle for the nine month period ended September 30, 2001.

     The Company is exposed to market risk from changes in interest rates which can impact its operating results and overall financial condition. The Company manages its exposure to these market risks through its operating and financial activities and, when deemed appropriate, through the use of derivative financial instruments.

     The Company purchases interest rate-cap and floor agreements that are designed to limit its exposure to increasing interest rates and are designed as hedges of borrowings under its variable-rate revolving credit facility during the next one to two years. An interest rate-cap entitles the Company to receive a payment from the counter-party equal to the excess, if any, of the hypothetical interest expense (“strike price”) on a specified notional amount at a current market interest rate over an amount specified in the agreement. The only amount the Company is obligated to pay to the counter-party is a contract premium. The Company has also entered into an interest rate-cap agreement with a double strike price. The first strike price of a double strike price is applicable until the relevant interest rate index exceeds the second strike price at which time the second strike price becomes applicable. The premium of a double strike cap is typically lower than that of a single strike cap. The premium can also be lower in those instances where the agreement includes an interest rate floor. The interest rate floor entitled the counter-party to receive a payment from the Company should interest rates drop below an agreed upon limit (“floor”), effectively limiting the Company’s potential benefit from falling interest rates. The strike price of these agreements may exceed the current market levels at the time they are entered into. The interest rate indices specified by the agreements have been and are expected to be highly correlated with the interest rates the Company incurs on its variable-rate revolving credit facility. The contracts are not designated as hedges and are therefore marked-to-market each period through earnings (loss) as a component of interest expense.

     In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, “Business Combinations” and No. 142, “Goodwill and Other Intangible Assets” effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill is no longer amortized but is subject to annual impairment tests in accordance with the Statements. Other intangible assets are generally amortized over their useful lives. The Company performed the first of the required impairment tests of goodwill as of January 1, 2002 and found no impairment. For the three and nine month periods ended September 30, 2002, the total amortization expense for intangible assets was €1,566,000 and €4,554,000, respectively.

     On January 1, 2002, the Company adopted Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.”

4.	ACQUISITIONS

     On January 1, 2001, the Company acquired the shares of Grossgemeinschafts-Antennenanlangen Lizenz und Betriebs GmbH (“GGA”) for total consideration of approximately €2,213,000. GGA passed approximately 5,000 homes and served approximately 4,212 cable television subscribers at the time of the acquisition.

     On January 1, 2001, the Company acquired the shares of Telekommunikations GmbH Kirchheimbolanden (“TKK”) for total consideration of approximately €1,000,000. TKK passed approximately 4,120 homes and served approximately 1,790 cable television subscribers at the time of the acquisition.

     On January 1, 2001, the Company signed an agreement to acquire 51% of the shares of Telekommunikationsgesellschaft mbH Eisenhüttenstadt, (“TKE”) for total consideration of approximately €26,000. After the municipal supervisory authority had approved the transaction, a claim was filed against the procedure of this sale. The court decided that the transaction is valid and the Company received the written decision of the court. In December 2001, the Company finalized the purchase of the 51% of TKE. Under the terms of the purchase agreement, the Company and TKE both have the option at certain dates to respectively buy or sell the remaining 49% of the shares of TKE for total consideration of approximately €7,414,000. The Company advanced approximately €2,045,000 to the shareholders of TKE and the remaining purchase obligation of approximately €5,369,000 is recorded in deferred purchase obligations as of September 30, 2002. On October 2, 2002, TKE shareholders exercised their option to sell their remaining 49% of the shares of TKE to the Company for total consideration of approximately €5,400,000. TKE passed approximately 11,700 homes and served approximately 10,300 customers at the time of the acquisition.

     On April 1, 2001, the Company purchased cable television networks from Kabelfernsehen Zwenkau GmbH (“Zwenkau”) for total consideration of approximately € 1,127,000. The networks acquired from Zwenkau passed approximately 2,800 homes and served approximately 2,250 cable television subscribers at the time of the acquisition.

     The proforma impact of the aforementioned acquisitions on revenues, net loss and net loss per share is not material.

     On July 1, 2001, the Company acquired the shares of QuickNet, a subsidiary of Sonera Plaza Netherlands B.V. for approximately €8,400,000. Concurrent with the acquisition, PrimaCom sold a portion of the business to UPC N.V. and Chello Broadband N.V. for approximately €3,600,000. QuickNet provides high speed Internet access services to approximately 40,000 subscribers in the Netherlands. Approximately 18,000 of QuickNet’s subscribers were served by PrimaCom’s broadband networks. The 18,000 subscribers served by PrimaCom’s networks, all modems currently used to service these subscribers, an additional 4,000 modems, the server park and a fully equipped call center were retained by PrimaCom.

     The following unaudited proforma information for the three quarters ended September 31, 2001 and 2002 assumes the aforementioned QuickNet acquisition occurred on January 1, 2001:

	2001	2002

Revenues (€ in thousands)	125,460	135,190
Net loss (€ in thousands)	(81,008)	(72,664)
Net loss per share (€)	(4.10)	(3.67)

5.	BANK DEBT

     In 2001, the Company received commitments from a group of international banks to amend its existing €1.0 billion revolving credit facility and €375.0 million senior working capital facility. These amendments restated certain terms and conditions, including repayment and borrowing conditions and financial covenants. The first amendment closed on May 15, 2001 and the Company paid fees of approximately €7,800,000 in connection with this first amendment. On November 15, 2001, a second amendment closed and the Company incurred fees of approximately €14,263,000 in connection with this amendment of which approximately €7,388,000 was paid in the first quarter ended March 31, 2002.

     On June 5, 2002, the shareholders approved the Company’s modification of its €1.0 billion revolving credit facility and senior working capital facility. The terms and conditions were renegotiated subject to the approval of the Company’s shareholders.

     The senior working capital facility was converted into a €375.0 million convertible second secured term loan facility, which was utilized in full and those borrowings were used to repay an equivalent amount of outstanding borrowings under the €1.0 billion revolving credit facility. The convertible second secured term facility is convertible to common shares of the Company or PrimaCom Management GmbH at the option of the lenders based on predetermined financial ratios.

     In addition to the €375.0 million repayment, the lending commitment under the senior secured €1.0 billion revolving credit facility was reduced ahead of the original schedule by the amount of the €375.0 million payment to €625.0 million.

     As of June 5, 2002, the Company had approximately €23,584,000 and €24,515,000 of capitalized debt issuance costs related to the revolving credit facility and the working capital facility, respectively. In addition, the Company paid €15,284,000, in fees in connection with March 26, 2002 modification.

     As a result of the modification, the Company recorded a charge of approximately €12,264,000 to interest expense due to the decrease in the borrowing capacity of the revolving credit facility commitment. The remaining balance of debt incurrence costs related to the revolving credit facility of €11,320,000 remained capitalized in other assets and will be amortized to interest expense over the remaining term of the revolving credit facility. None of the previously capitalized debt incurrence costs related to the working capital facility were written off, but instead remained capitalized and will be amortized into interest expense over the term of the convertible second secured facility.

     Of the €15,284,000 in fees paid for the refinancing, the Company capitalized €12,852,000, which will be amortized to interest expense over the term of the refinanced debt agreements. The remaining fees of approximately €2,432,000 paid for certain legal and consulting services for the refinanced working capital facility were recorded as a charge in operating costs and expenses.

6.	LOSS PER SHARE

     The following table sets forth the computation of basic and diluted loss per share:

	Three months		Nine months
	ended September 30,		ended September 30,

	2001	2002	2001	2002

Numerator:
Net loss (€ in thousands)	27,875	21,626	81,308	72,664
Denominator:
Weighted average shares	19,786,052	19,786,052	19,775,026	19,786,052
Basic and diluted loss per share (€)	(1.41)	(1.09)	(4.11)	(3.67)

     Outstanding stock options are excluded from the loss per share calculation because the effect would be antidilutive.

7.	LITIGATION RELATING TO PRIMACOM

     Litigation with housing associations

     In February 2001, Eisenhüttenstädter Wohnungsbaugenossenschaft e. G. sought confirmation at the regional court (Landgericht) in Frankfurt (Oder) that its concession agreement with a term of 25 years could be terminated earlier because the agreement contains an invalid standard non-negotiated term regarding the duration of the contract. The court has held that the concession agreement is terminable after 12 years on July 30, 2003. The Company appealed this decision to the superior court (Oberlandesgericht) in Brandenburg. The appeal was dismissed on April 16, 2002. The Company has appealed the judgement of the superior court to the BGH. The first hearing has been scheduled for December 6, 2002.

     In April 2001, Wohnungsbaugenossenschaft Magdeburg mbH applied to the regional court (Landgericht) in Magdeburg for a judgment prohibiting the Company from serving approximately 6,500 customers in certain premises of Wohnungsbaugenossenschaft Magdeburg mbH. The commercial chamber (Kammer für Handelssachen) ruled on February 14, 2002 that the Company is not allowed to serve their customers in certain premises of Wohnungbaugenossenschaft Magdeburg mbH and that the Company has to remove its cable network in these premises. The Company has appealed this decision to the superior court (Oberlandesgericht) in Naumburg, which has set a hearing date for January 16, 2003.

     Since August 2001, approximately 35 customers of Wohnungsbaugenossenschaft Lipsia eG have filed temporary injunctions against the Company because of the monthly subscription fee increase initiated in July 1, 2001 and the termination of contracts. The district court of Leipzig has issued certain injunctions against the Company, but the Company believes that it will eventually prevail in the main proceedings.

     In October 2001, Media Equity Managment, Inc. filed a complaint in United States state court against Vogtlandische Kommunikations- und Entwicklungs GmbH, Kabelfernsehen Meerane GmbH, Kabelfernsehen Oelsnitz GmbH, Kabelfernsehen Zwenkau GmbH, Televis Grimma GmbH (a subsidiary of the Company), TV-3, and Mr. Midrowsky (former Televis Grimma GmbH shareholder). This complaint seeks judgment pursuant to written loan agreements and/or promissory notes and/or guaranty instruments against Vogtlandische Kommunikations- und Entwicklungs GmbH and Mr. Midrowsky for $60,000; against Vogtlandische Kommunikations- und Entwicklungs GmbH, Kabelfernsehen Meerane GmbH, Kabelfernsehen Oelsnitz GmbH, Televis Grimma GmbH, TV-3, and Mr. Midrowsky for $3.2 million and against Vogtlandische Kommunikations- und Entwicklungs GmbH, Kabelfernsehen Zwenkau GmbH, Televis Grimma GmbH, TV-3 for $1.2 million. Media Equity Managment, Inc. filed an amended complaint which added the parties, Informat Leasing GmbH and the Company. This amended complaint alleged that Informat Leasing GmbH was the successor to Kabelfernsehen Zwenkau GmbH by name change and that the Company was the successor to Televis Grimma GmbH by merger. The petition for relief was amended such that a request for judgment against the Company was made in the sum of $4.4 million. The lawsuit has been moved from state court to U.S. district court. The Company believes that it will ultimately prevail in the main proceedings.

     Programming litigation with program providers

     In the proceedings of the actions of Kabel 1 and Pro 7 against the Company preventing it from distributing the programs in both analog and digital format, the regional court (Landgericht) in Leipzig dismissed the actions declaring that it lacked jurisdiction because the parties have also instituted arbitration proceedings. Kabel 1 and Pro 7 have appealed the decision to the court of appeal (Oberlandesgericht) in Dresden. On September 29, 2002 the court decided that the Company is not allowed to distribute the channel in digital format. The Company is awaiting the written opinion of the court in this case before ascertaining the impact of this decision on its business.

     Various other legal matters are pending against the Company. In the opinion of management, the ultimate resolution of such legal proceedings and claims, including the matters described above, will not have a material effect on the Company’s consolidated financial position or results.

8.	SEGMENT DISCLOSURE

     Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources to an individual segment and in assessing performance of the segment.

     The Company has two reportable segments based on geographic location: Germany and The Netherlands. Both segments provide analog and digital cable programming, high-speed internet access and other network services.

     Revenues from these four product categories are regularly reviewed by the chief operating decision maker or decision making group. However, for internal reporting purposes, the Company does not allocate operating costs and expenses to these product categories to evaluate their performance.

     The Company evaluates performance and allocates resources based on profit or loss from operations before interest, taxes, depreciation and amortization. All elimination amounts in the segments relate primarily to intercompany transactions. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

	Nine months		Three months
	ended September 30,		ended September 30,
	€ in thousands		€ in thousands

	2001	2002	2001	2002

Germany Revenue
Analog cable	85,589	87,234	28,007	28,971
Digital cable	100	528	63	183
High-speed internet	700	1,043	231	359
Other revenue	2,224	2,289	1,336	1,163

	88,613	91,094	29,637	30,676
The Netherlands Revenue
Analog cable	23,111	25,121	7,702	8,442
Digital cable	547	410	186	99
High-speed internet	3,915	12,426	2,952	4,597
Other revenue	4,146	6,139	1,281	2,143

	31,719	44,096	12,121	15,281

Total revenues	120,332	135,190	41,758	45,957

Germany	(17,051)	(732)	(4,604)	1,013
The Netherlands	(14,137)	(264)	(5,714)	435

Total operating profit (loss)	(31,188)	(996)	(10,318)	1,448

Germany	27,969	51,882	790	16,277
The Netherlands	23,028	31,410	17,459	12,763

Total interest expense (net)	50,997	83,292	18,249	29,040

Germany	53,436	38,124	17,965	13,038
The Netherlands	28,535	21,566	9,912	7,203

Total depreciation and amortization	81,971	59,690	27,877	20,241

Germany	592,232	561,389	592,232	561,389
The Netherlands	359,126	350,064	359,126	350,064

Total long-lived assets	951,358	911,453	951,358	911,453

Germany	40,125	13,264	16,162	4,260
The Netherlands	19,017	10,548	13,886	2,714

Total capital expenditures	59,142	23,812	30,048	6,974

ITEM 2:	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

Three months ended September 30, 2001 and September 30, 2002

     Revenues. Revenues primarily include monthly subscription fees received for providing analog television, digital television and high-speed Internet access services to our subscriber base. In addition to monthly subscription fees, we also receive revenue from our subscribers for installation, connection and administrative services. We receive recurring revenue for the lease of fiber optic capacity to businesses within our franchise areas. We also receive carriage fees from program producers, advertising revenue and other revenue related to the on-going operations and services provided to third parties and our subscriber base.

     Total revenue increased by 10.1% from €41,758,000 in the third quarter of 2001 to €45,957,000 in the third quarter of 2002. The primary factors, which impacted revenue growth, were the growth of our analog cable television and high-speed Internet access.

	September 30,	September 30,
	2001	2002

Homes passed by coax 450 MHz networks	1,401,339	1,410,168
Analog CATV subscribers served by 450 MHz	909,903	907,953
Homes passed by fiber	550,891	566,469
Ready-for-service homes 862 MHz networks	439,034	455,231
Analog CATV subscribers served by 862 MHz	396,226	390,012
Digital TV subscribers	7,857	11,675
Internet subscribers	30,853	48,565
Data communication subscribers	758	831

Total revenue generating units	1,345,597	1,359,036

     The number of revenue generating units increased by 13,439 from 1,345,597 at September 30, 2001 to 1,359,036 at September 30, 2002. The primary factor responsible for this growth was the increase in high-speed Internet access and digital television customers.

     The revenue derived from the analog cable television subscriber base increased by €1,704,000 from €35,709,000 in the third quarter of 2001 to €37,413,000 in the third quarter of 2002. In The Netherlands, analog cable television revenue increased from €7,702,000 in the third quarter of 2001 to €8,442,000 in the third quarter of 2002. The 9.6% increase in Multikabel’s analog cable television revenues resulted from a slight increase in its subscriber base and an increase in the average monthly rate charged for its analog service. In Germany, the revenue generated from the analog cable television business was up slightly from €28,007,000 in the third quarter ended September 30, 2001, to €28,971,000 for the same period in 2002.

     The average monthly revenue per analog television subscriber was €9.58 for the three month period ended September 30, 2002 and €9.27 for the three month period ended September 30, 2001. The Multikabel average revenue per analog cable television subscriber was approximately €9.24 and the German operations average revenue per analog cable television subscriber was approximately €9.68 for the third quarter ended September 30, 2002. We expect future revenue growth from the analog television service to be limited to rate increases on the existing subscriber base.

     For the third quarter ended September 30, 2002, we passed approximately 566,469 homes with fiber optic cable, which included approximately 455,231 homes upgraded to 862 MHz networks with two way capability. Of the 455,231 ready-for-service-homes, 330,150 homes are in The Netherlands and 125,081 homes are in Germany. Including the Multikabel subscribers, approximately 35.1% of our subscriber base is now fully upgraded to 862 MHz and is two-way capable. In addition to analog cable service, these upgraded networks are capable of delivering both digital cable television and high-speed Internet access.

     High-speed Internet access revenue increased by 55.7% from €3,183,000 in the third quarter of 2001 to €4,956,000 in the third quarter of 2002. Of total high-speed Internet access revenue, Multikabel contributed €4,597,000 of revenue for the third quarter of 2002 compared to €2,952,000 in the third quarter of 2001. The strong growth in Multikabel’s subscriber base was the primary contributor to growth in this segment. Total high-speed Internet subscribers in The Netherlands increased by 67.3% from 25,174 at September 30, 2001 to 42,127 at September 30, 2002. Penetration of high-speed Internet access customers to ready-for-service homes increased from 7.8% in 2001 to 12.8% in 2002. The other contributor to revenue growth from the high-speed Internet access service in Multikabel was the increase in average revenue per subscriber based on increased monthly rates for the high-speed service.

     In Germany, revenue contributed from the high-speed Internet access service increased by 55.4% from €231,000 in the third quarter of 2001 to €359,000 in the third quarter of 2002. The primary factor was the increase in customers. At September 30, 2002, we served 6,438 customers (including 2,318 dial-up customers) compared to 5,679 (including 3,242 dial-up customers) at September 30, 2001. Penetration of high-speed Internet access customers to ready-for-service homes increased from 2.1% at September 30, 2001 to 3.3% at September 30, 2002.

     We expect high-speed Internet access subscribers, and, therefore, penetration to ready-for-service homes, to continue to increase at strong growth rates over the next two to five years in both The Netherlands and Germany. Average revenue per subscriber is expected to remain close to current levels. Revenue growth from this sector should therefore remain strong over the next two to five years.

     Digital television revenue increased from €249,000 in the third quarter of 2001 to €282,000 in the third quarter of 2002. The increase primarily came from growth in the subscriber base in Germany. In Germany, revenue from digital television increased from €63,000 in the third quarter of 2001 to €183,000 in the third quarter of 2002. An increase in subscribers from 3,617 at September 30, 2001 to 7,598 at September 30, 2002 accounts for the revenue growth. At September 30, 2002 the penetration rate of digital subscribers in Germany to ready-for-service homes was 6.1%. Multikabel contributed digital television revenue of €186,000 for the third quarter of 2001 and €99,000 for the third quarter of 2002. In July 2002, Multikabel discontinued interactive television services. To avoid customer complaints, the digital customers were not billed in July. The free month of digital television service accounts for the decline in revenue. At September 30, 2002, Multikabel served 4,077 digital television subscribers, compared to 4,240 at September 30, 2001, respectively. The growth in digital television subscribers has not met our expectations at this point. We are constantly reviewing the product to either make it more attractive to consumers or to reduce the cost associated with delivering the product.

     In The Netherlands, we receive revenue for the data communication services which we provide to small-and medium-sized businesses and schools. Multikabel served 181 small-and medium-sized businesses and 577 schools at the end of September 2001, which contributed €918,000 of revenue for the third quarter of 2001. At the end of September 2002, Multikabel served 221 small-and medium-sized businesses and 610 schools, which contributed €1,194,000 of revenue in the third quarter of 2002. We are currently serving a very small percentage of the small-and medium-sized businesses in our franchise area. We serve a majority of the schools in our service region. We expect this product offering to continue to grow steadily for the next few years as our penetration of small- and medium-sized business increases.

     Other revenue increased by €413,000 from €1,699,000 in the third quarter of 2001 to €2,112,000 in the third quarter of 2002. Other revenue includes signal delivery fees, which increased from €48,000 in the third quarter of 2001 to €61,000 in the third quarter of 2002. Carriage fees charged to programmers for the distribution of their programs decreased to €367,000 in the third quarter of 2002 from €677,000 in the third quarter of 2001. Miscellaneous revenue, which is made up of several items, increased from €974,000 in the third quarter of 2001 to €1,684,000 in the third quarter of 2002.

     Operations. Operations costs include signal delivery fees paid to Kabel Deutschland Gesellschaft mbH and private successor network operators in Germany and fees and expenses paid for city connections, Internet feed, copyright royalties, and the labor and materials associated with the repair and maintenance of our networks and other repair and maintenance expense relating to our networks.

     Operations costs increased by 3.1% from €11,035,000 in the third quarter of 2001 to €11,374,000 in the third quarter of 2002. In our German operations, operating costs decreased from €7,990,000 in the third quarter of 2001 to €7,947,000 in the third quarter of 2002. In our Netherlands operations, operations costs increased by €382,000 from €3,045,000 in the third quarter of 2001 to €3,427,000 in the third quarter of 2002. The fact that Multikabel started its own ISP-platform in the third quarter of 2002 was mainly responsible for significantly lowering the percentage of operations costs to revenue.

     In total, operating costs associated with digital television, high-speed Internet access and data communications services increased from €1,659,000 in the third quarter ended September 30, 2001 to €2,080,000 in the third quarter of 2002. Operating costs associated with analog cable television were approximately €9,376,000 and €9,294,000 for the third quarters ended September 30, 2001 and September 30, 2002, respectively. As a percentage of revenue, operations costs decreased from 26.4% in the third quarter of 2001 to 24.7% in the third quarter of 2002.

     Selling, General and Administrative. Selling, general and administrative expenses primary include salaries and wages of personnel directly involved in the sales, general and administrative functions of our operating companies, expenses of maintaining our operating offices, marketing expenses, sales commissions, costs of consultants used to support our operating activities, automobile expenses, certain cash management expenses, billing expenses, office supplies and other expenses associated with the operation of our networks and services.

     Selling, general and administrative expenses increased slightly by 0.9% to €9,611,000 in the third quarter of 2002 from €9,528,000 in the third quarter of 2001. In our German operations, selling, general and administrative expenses increased by €60,000 from €6,533,000 in the third quarter of 2001 to €6,593,000 in the third quarter of 2002. In our Netherlands operations, selling, general and administration expenses increased by €23,000 from €2,995,000 in the third quarter of 2001 to €3,018,000 in the third quarter of 2002.

     Approximately €3,267,000, or 34.0% of our selling, general and administrative expenses incurred in the third quarter of 2002 can be directly related to our digital television and high-speed Internet access businesses. The remaining €6,344,000 of selling, general and administrative expenses relate to the analog cable television business. As a percentage of revenue, selling, general and administrative expenses decreased from 22.8% in the third quarter of 2001 to 20.9% in the third quarter of 2002. We expect the percentage of selling, general and administrative expenses to revenue to slowly decline over time as revenue growth is expected to exceed increases in theses expenses.

     Corporate Overhead Corporate overhead includes the salaries and wages of all senior management, the company’s information technology group, certain product development and certain accounting personnel, the cost of the corporate offices, the cost of license fees associated with our billing and financial accounting systems, bank fees and other expenses related to the corporate offices.

     Corporate overhead declined by 23.5% from €3,636,000 in the third quarter of 2001 to €2,781,000 in the third quarter of 2002. Non-cash compensation expense associated with our stock option plan declined by 75.6% from €1,033,000 in the third quarter of 2001 to €252,000 in the third quarter of 2002. The primary factor responsible for the decline was the expiration of the vesting period of the options issued at the IPO in February 1999 and a reduction in personnel and associated options. In the aggregate, non-cash compensation expense accounted for 9.1% of total corporate overhead in the third quarter of 2002. Excluding the charge for non-cash compensation expense, corporate overhead decreased by €74,000. As a percentage of revenue, corporate overhead declined from 8.7% in the third quarter of 2001 to 6.1% in the third quarter of 2002. We intend to keep the growth of corporate overhead expenses below the growth in revenue, and therefore we expect corporate overhead as a percentage of revenue to continue to decline.

     Debt refinancing expense. Debt refinancing expense was €502,000 in the third quarter of 2002 and relates to advisory fees and legal incurred in connection with the conversion of the working capital facility into the convertible second secured facility agreement.

     Depreciation and amortization. Depreciation and amortization decreased by 27.4% from €27,877,000 in the third quarter of 2001 to €20,241,000 in the third quarter of 2002, primarily due to the new rules on accounting for goodwill and other intangible assets. The non-amortization provisions of the new goodwill accounting standard resulted in an approximately €8,800,000 decrease in amortization expense for goodwill for the three months ended September 30, 2002.

     Operating profit (loss). In the third quarter of 2002, operating profit was €1,448,000 compared to an operating loss of €10,318,000 in the third quarter of 2001, which represents an increase in operating profit of €11,766,000. The primary factors were the decrease in non-cash depreciation and amortization expense, the reduced non-cash compensation expenses related to our stock option plan and the improved operating performance, which is primarily attributed to the high-speed Internet access sector. Our digital television and high-speed Internet access business segments contributed approximately €6,400,000 of revenue and approximately €5,347,000 of costs and expenses in the third quarter of 2002 compared to revenue and costs and expenses of €4,242,000 and €4,367,000, respectively, in the third quarter of 2001.

     Interest expense. Interest expense includes the interest accrued on our revolving credit and convertible second secured borrowings, capital lease obligations and other borrowings, changes in the fair market value of our interest rate derivatives, payment of unused facility fees and the amortization of front-end finance fees paid to obtain borrowings. Interest expense increased by €10,791,000 from €18,249,000 in the third quarter of 2001 to €29,040,000 in the third quarter of 2002. The primary factor responsible for the increase was the increased interest expense associated with the €375.0 million convertible second secured credit facility. In addition, interest expense includes non-cash interest expense of €1,480,000 due to the decrease in the fair value of our interest rate caps and collars during the third quarter of 2002 compared to €2,399,000 expense in the third quarter of 2001. The average revolving credit bank debt outstanding decreased from approximately €792,024,000 in the third quarter of 2001 to €499,025,000 in the third quarter of 2002, primarily as a result of the repayment from borrowings under the convertible second secured facility. The average cash interest rate on the revolving credit bank borrowings decreased from 7.1% in the third quarter of 2001 to 5.7% in the third quarter of 2002. The average outstanding under the convertible second secured facility increased in the third quarter to approximately €390,074,000, due to the initial borrowing of €375.0 million on March 26, 2002 and accrued non-cash interest of €20,043,000. There were no borrowings under this facility in the third quarter of 2001. The average interest rate on the convertible second secured borrowings was 18% during the third quarter of 2002. Of the 18% interest rate, 8% is calculated on the initial borrowings of €375.0 million under the convertible second secured facility and is payable on a quarterly basis and 10% is added to the principal amount of the initial draw down of €375.0 million. In total, average indebtedness increased from €806,312,000 in the third quarter of 2001 to €902,138,000 in the third quarter of 2002. The primary factors responsible for the increase in average indebtedness were the payment of financing fees, increase interest expense related to the non-cash rate interest on the convertible second secured borrowings, the payments of deferred purchase obligations and the investment in the upgrade of our networks in Germany. Interest expense includes amortization of capitalized finance and legal fees of €1,691,000 and non-cash interest expense on the convertible second secured borrowings of €9,939,000.

     Other Income Other income was €307,000 in the third quarter of 2001 and relates to a partial recovery on a third party note, which originated from the sale of certain non-strategic cable television subscribers in 1998.

     Loss from Operations Before Income Taxes and Other Items. Loss from continuing operations before income taxes and other items decreased by €668,000 for the reasons discussed in the above sections from €28,260,000 in the third quarter of 2001 to €27,592,000 in the third quarter of 2002.

     Income Tax Benefit. Income tax benefit of €5,994,000 was recorded in the third quarter of 2002, compared to €478,000 in the third quarter of 2001. The benefit primarily relates to losses generated in The Netherlands, which management believes will be fully utilized against future taxable income.

     Minority interest in net income of subsidiaries. Minority interest in net loss of subsidiaries was €17,000 in the third quarter of 2001 as compared to €28,000 in the third quarter of 2002.

     Equity loss in affiliate. Equity loss in affiliate of €76,000 in the third quarter of 2001 represents our share of the third quarter losses recorded by MAINZ-KOM, a city carrier in Mainz. We owned a 22.0% interest in MAINZ-KOM in the third quarter of 2001. The Company sold its interest in MAINZ-KOM on March 22, 2002.

     Loss from Operations. Loss from operations before extraordinary loss and cumulative effect of change in account principle decreased from €27,875,000 in the third quarter of 2001 to €21,626,000 in the third quarter of 2002 for the reasons discussed in the above sections.

     Net loss. Net loss decreased from €27,875,000 in the third quarter of 2001 to €21,626,000 in the third quarter of 2002.

     EBITDA. In addition to other measurements, some of which are reflected in our statement of operations data, we measure financial performance by EBITDA and Adjusted EBITDA. We define EBITDA as earnings before extraordinary items, discontinued operations, minority interests, net interest expense, income taxes and depreciation and amortization. Adjusted EBITDA is defined as EBITDA plus non-cash compensation expense related to our stock option plan and non-operating expenses less non-operating income. We believe that EBITDA and Adjusted EBITDA are meaningful measures of performance because they are commonly used measures in the cable television industry to analyze and compare cable television companies on the basis of operating performance, leverage and liquidity. EBITDA and Adjusted EBITDA are not U.S. GAAP measures of income (loss) or cash flow from operations and should not be considered as alternatives to net income as an indication of our financial performance or as alternatives to cash flow from operating activities as a measure of liquidity. EBITDA increased by 23.5% from €17,559,000 for the three months ended September 30, 2001 to €21,689,000 for the three months ended September 30, 2002. Adjusted EBITDA increased from €18,592,000 for the three months ended September 30, 2001 to €22,443,000 for three months ended September 30, 2002. The adjusted EBITDA for the three quarters of 2002 reflects an adjustment for one-time debt refinance expenses of €502,000. We believe these adjusted EBITDA numbers more accurately reflect the on-going operating performance as measured by EBITDA of the Company.

	Three months
	ended
	September 30,

(€ in thousands)	2001	2002

Operating profit (loss)	(10,318)	1,448
Depreciation and amortization	27,877	20,241

EBITDA	17,559	21,689
Non-cash compensation expense	1,033	252
Debt refinancing expense	—	502

Adjusted EBITDA	18,592	22,443

Nine months ended September 30, 2001 and September 30, 2002

     Revenues. Revenues primarily include monthly subscription fees received for providing analog television, digital television and high-speed Internet access services to our subscriber base. In addition to monthly subscription fees, we also receive revenue from our subscribers for installation, connection and administrative services. We receive recurring revenue for the lease of fiber optic capacity to businesses within our franchise areas. We also receive carriage fees from program producers, advertising revenue and other revenue related to the on-going operations and services provided to third parties and our subscriber base.

     Total revenue increased by 12.3% from €120,332,000 in the first three quarters of 2001 to €135,190,000 in the first three quarters of 2002. The primary factors, which impacted revenue growth, were the QuickNet acquisition in the third quarter of 2001 in the Netherlands and the growth in our analog cable television and high-speed Internet access.

     The revenue derived from the analog cable television subscriber base increased by €3,655,000 from €108,700,000 in the first three quarters of 2001 to €112,355,000 in the first three quarters of 2002. In The Netherlands analog cable television revenue increased from €23,111,000 in the first three quarters of 2001 to €25,121,000 in the first three quarters of 2002. The 8.7% increase in Multikabel’s analog cable television revenues resulted from a slight increase in its subscriber base and an increase in the average monthly rate charged for its analog service. In Germany, the revenue generated from the analog cable television business increased by €1,645,000 from €85,589,000 in the first three quarters ended September 30, 2001, to €87,234,000 for the same period in 2002.

     The average revenue per analog television subscriber was €9.59 for the nine months period ended September 30, 2002 and €9.69 for the period ended September 30, 2001. The Multikabel average revenue per analog cable television subscriber was approximately €9.22 and the German operations average revenue was approximately €9.70 in the first three quarters ended September 30, 2002. We expect future revenue growth from the analog television service to be limited to rate increases on the existing subscriber base.

     High-speed Internet access revenue for the first three quarters of 2002 was €13,469,000 compared to €4,615,000 in the first three quarters of 2001. The average revenue per Internet access subscriber was €36.20 for the period ended September 30, 2002. The acquisition of QuickNet’s high-speed Internet access subscribers increased the average revenue per high-speed Internet subscriber substantially. Prior to July 1, 2001, QuickNet provided high-speed Internet access services to our customers through an affiliation agreement. Under the terms of this agreement, QuickNet directly served the high-speed Internet customers and paid Multikabel approximately €8.50 per customer served by QuickNet on our network. After our acquisition of QuickNet on July 1, 2001, the affiliation agreement was cancelled and Multikabel began to serve these customers directly. We expect high-speed Internet access subscribers and revenue to continue to grow at comparatively high rates during the next three to five years.

     Digital television revenue increased by 45.0% from €647,000 in the first three quarters of 2001 to €938,000 in the first three quarters of 2002. The increase primarily came from growth in the subscriber base in Germany. In Germany, revenue from digital television increased from €100,000 in the first three quarters of 2001 to €528,000 in the first three quarters of 2002.

     During the first three quarters of 2002, data communication services provided to small and medium sized businesses in the Multikabel franchise area generated €3,364,000 of revenue, compared to €2,453,000 in the first three quarters of 2001. We expect subscribers and revenue in this business segment to continue to grow steadily during the next few years as our penetration rates to small and medium size business increase.

     Other revenues, which include e-commerce, carriage fees, the sale of equipment in the ordinary course of business and other fees and revenue related to the analog cable television, digital television and Internet access businesses, were €5,064,000 in the first three quarters of 2002, compared to €3,917,000 in the first three quarters of 2001.

     Operations. Operations costs include signal delivery fees paid to Kabel Deutschland Gesellschaft mbH and private successor network operators in Germany, city connection, Internet feed, copyright royalties, and the labor and materials associated with the repair and maintenance of our networks and other repair and maintenance expense relating to our networks.

     Operations costs increased by 12.8% from €31,566,000 in the first three quarters of 2001 to €35,619,000 in the first three quarters of 2002. In our German operations, operating costs increased by 3.6% from €23,688,000 in the first three quarters of 2001 to €24,540,000 in the first three quarters of 2002. In our Netherlands operations, operating costs increased by 40.6% from €7,878,000 in the first three quarters of 2001 to

€11,079,000 in the same period of 2002. The primary factor responsible for the increase in our Netherlands operations was the acquisition of QuickNet, which incurred operations costs of € 2,241,000 in the first three quarters of 2002 compared to €742,000 for the third quarter of 2001, which was the first quarter after the acquisition of QuickNet.

     In total, operating costs associated with digital television, high-speed Internet access and data communications services increased from €3,446,000 in the first three quarters ended September 30, 2001 to €8,475,000 in the first three quarters of 2002. Operating costs associated with analog cable television were approximately €28,120,000 and €27,144,000 for the first nine months ended September 30, 2001 and September 30, 2002, respectively. As a percentage of revenue, operations costs increased slightly from 26.2% in the first three quarters of 2001 to 26.3% in the first three quarters of 2002. We expect the cost of operations as a percentage of revenue to increase as our revenue distribution shifts from analog cable television services to the broadband products and services, which tend to have a lower gross profit margin than analog cable television.

     Selling, General and Administrative. Selling, general and administrative expenses primarily include salaries and wages of personnel directly involved in the sales, general and administrative functions of our operating companies, expenses of maintaining our operating offices, marketing expenses, sales commissions, costs of consultants used to support our operating activities, automobile expenses, certain cash management expenses, billing expenses, office supplies and other expenses associated with the operation of our networks and services.

     Selling, general and administrative expenses increased by 7.6% to €28,618,000 in the first three quarters of 2002 from €26,590,000 in the first three quarters of 2001. In our German operations, selling, general and administrative expenses decreased by €244,000 from €19,338,000 in the first three quarters of 2001 to €19,094,000 in the first three quarters of 2002. This decrease was offset by an increase of selling, general and administration expenses in our Netherlands operations of €2,272,000 from €7,252,000 in the first three quarters of 2001 to €9,524,000 in the first three quarters of 2002. The factor responsible for the increase in our Netherlands operations was the acquisition of QuickNet, which incurred selling, general and administrative expenses of €2,967,000 in the first three quarters of 2002, whereas in 2001 those expenses where only incurred in the third quarter after the QuickNet acquisition with an amount of €1,123,000.

     Approximately €10,280,000 or 35.9% of our selling, general and administrative expenses incurred in the first three quarters of 2002 can be directly related to our digital television and high-speed Internet access businesses. The remaining €18,338,000 of selling, general and administrative expenses relate to the analog cable television business. As a percentage of revenue, selling, general and administrative expenses decreased from 22.1% in the first three quarters of 2001 to 21.2% in the first three quarters of 2002. We expect the percentage of revenue to selling, general and administrative expenses to slowly decline over time as revenue growth is expected to exceed increases in these expenses.

     Corporate Overhead. Corporate overhead includes the salaries and wages of all senior management, the company’s information technology group, certain product development and certain accounting personnel, the cost of the corporate offices, the cost of license fees associated with our billing and financial accounting systems, bank fees and other expenses related to the corporate offices.

     Corporate overhead declined by 13.7% from €11,393,000 in the first three quarters of 2001 to €9,827,000 in the first three quarters of 2002. Non-cash compensation expense associated with our stock option plan declined by 62.1% from €2,899,000 in the first three quarters of 2001 to €1,100,000 in the first three quarters of 2002. The primary factor responsible for the decline was the expiration of the vesting period of the options issued at the IPO in February 1999, a reduction in personnel and associated options. In the aggregate, non-cash compensation expense accounted for 11.2% of total corporate overhead in the first three quarters of 2002. Excluding the charge for non-cash compensation expense, corporate overhead increased by €233,000 from €8,494,000 for the three quarters ended in September 2001 to €8,727,000 for the three quarters ended in September 2002. As a percentage of revenue, corporate overhead declined from 9.5% in the first three quarters of 2001 to 7.3% in the first three quarters of 2002. We intend to keep the growth of corporate overhead expenses substantially below the growth in revenue, and therefore we expect corporate overhead as a percentage of revenue to continue to decline.

     Debt refinancing expense. Debt refinancing expense was €2,432,000 in the first three quarters of 2002 and relates to advisory and legal fees incurred in connection with the conversion of the working capital facility into the convertible second secured facility agreement.

     Depreciation and amortization. Depreciation and amortization decreased by 27.2% from €81,971,000 in the first three quarters of 2001 to €59,690,000 in the first three quarters of 2002, primarily due to on the new rules on accounting for goodwill and other intangible assets. The non-amortization provisions of the new goodwill accounting standard resulted in an approximately €26,395,000 decrease in amortization expense for goodwill in the first three quarters of 2002.

     Operating loss. Operating loss decreased by €30,192,000 from €31,188,000 in the first three quarters of 2001 to €996,000 in the first three quarters of 2002. The primary factors responsible for the decrease in the operating loss were the decrease in non-cash depreciation and amortization expense, the reduced non-cash compensation expenses related to our stock option plan and the improved operating performance which is primarily attributed to in the high-speed Internet access sector. Our digital television and high-speed Internet access business segments contributed approximately €17,977,000 of revenue and approximately €18,755,000 of costs and expenses in the first three quarters of 2002 compared to revenue and costs and expenses of €7,588,000 and €12,291,000 respectively in the first three quarters of 2001.

     Interest expense. Interest expense includes the interest accrued on our revolving credit and convertible second secured borrowings, capital lease obligations and other borrowings, changes in the fair market value of our interest rate derivatives, payment of unused facility fees and the amortization of front-end finance fees paid to obtain borrowings. Interest expense increased by €32,295,000 from €50,997,000 in the first three quarters of 2001 to €83,292,000 in the first three quarters of 2002. The primary factors responsible for the increase was the write-off of approximately €12,264,000 of capitalized finance fees associated with the reduction of €375.0 million of the €1 billion revolving credit facility commitment, the increased interest expense associated with the €375.0 million convertible second secured credit facility and the recognition of non-cash interest expense of €527,000 due to the decrease in the fair value of our interest rate caps and collars during the first three quarters of 2002 compared to an expense of €3,358,000 in the first three quarters of 2001. The average revolving credit bank debt outstanding decreased from approximately €767,569,000 in the first three quarters of 2001 to €575,100,000 in the first three quarters of 2002, primarily as a result of the repayment from borrowings under the convertible second secured. The average cash interest rate on the revolving credit bank borrowings decreased from 7.3% in the first three quarters of 2001 to 5.7% in the first three quarters of 2002. The average outstanding under the convertible second secured increased in the first three quarters of 2002 to approximately €288,943,000 due to the initial borrowing of €375.0 million on March 26, 2002 and the accrued non-cash interest of €20,043,000. There were no borrowings under this facility in the first three quarters of 2001. The average interest rate on the convertible second secured borrowings was 18% during the period from March 26, 2002 through September 30, 2002. Of the 18% interest rate, 8% is calculated on the initial borrowings of €375.0 million under the convertible second secured facility and is payable on a quarterly basis and 10% is added to the initial draw down of €375.0 million. In total average indebtedness increased from €783,099,000 in the first three quarters of 2001 to €879,576,000 in the first three quarters of 2002. The primary factors responsible for the increase in average indebtedness were the acquisition of QuickNet, the payment of financing fees, increased interest expense related to the non-cash rate interest on the convertible second secured borrowings, the payments of deferred purchase obligations and the investment in the upgrade of our networks in Germany. Interest expense includes non-cash write-off of capitalized finance fees and related advisory fees of €12,264,000 related to the reduction of the €1.0 billion revolving credit commitment and non-cash amortization of other capitalized finance and legal fees of €5,130,000 and non-cash interest expense on the convertible second secured borrowings of €20,043,000.

     Other Income Other income was €716,000 in the first three quarters of 2001 and relates to a partial recovery on a third party note, which originated from the sale of certain non-strategic cable television subscribers in 1998.

     Loss from Operations Before Income Taxes and Other Items. Loss from operations before income taxes and other items increased by €2,819,000 or 3.5% for the reasons discussed in the above sections from €81,469,000 in the first three quarters of 2001 to €84,288,000 in the first three quarters of 2002.

     Income Tax Benefit. Income tax benefit of €11,688,000 was recorded in the first three quarters of 2002, compared to €1,335,000 in the first three quarters of 2001. The benefit primarily relates to losses generated in The Netherlands, which management believes will be fully utilized against future taxable income.

     Minority interest in net income of subsidiaries. Minority interest in net loss of subsidiaries increased from €48,000 in the first three quarters of 2001 to €64,000 in the first three quarters of 2002.

     Equity loss in affiliate. Equity loss in affiliate of €180,000 represents our share of the first three quarters of 2001 losses recorded by MAINZ-KOM, a city carrier in Mainz. We owned a 22.0% interest in MAINZ-KOM in the first three quarters of 2001. We sold our interest in MAINZ-KOM on March 22, 2002.

     Loss from Operation. Loss from operations before extraordinary loss and cumulative effect of change in account principle decreased from €80,362,000 in the first three quarters of 2001 to €72,664,000 in the first three quarters of 2002 for the reasons discussed in the above sections.

     Cumulative effect of change in accounting principle. In January 2001, the Company recorded a charge of €946,000 to cumulative effect of change in accounting principle upon the adoption of SFAS 133, Accounting for Derivatives and Hedging Activities.

     Net loss. Net loss decreased from €81,308,000 in the first three quarters of 2001 to €72,664,000 in the first three quarters of 2002. The primary factor for the decrease was the decrease in non-cash depreciation and amortization coupled with improved operating results.

     EBITDA. In addition to other measurements, some of which are reflected in our statement of operations data, we measure financial performance by EBITDA and Adjusted EBITDA. We define EBITDA as earnings before extraordinary items, discontinued operations, minority interests, net interest expense, income taxes and depreciation and amortization. Adjusted EBITDA is defined as EBITDA plus non-cash compensation expense related to our stock option plan and non-operating expenses less non-operating income. We believe that EBITDA and Adjusted EBITDA are meaningful measures of performance because they are commonly used measures in the cable television industry to analyze and compare cable television companies on the basis of operating performance, leverage and liquidity. EBITDA and Adjusted EBITDA are not U.S. GAAP measures of income (loss) or cash flow from operations and should not be considered as alternatives to net income as an indication of our financial performance or as alternatives to cash flow from operating activities as a measure of liquidity. EBITDA increased by 15.6% from €50,783,000 for the nine months ended September 30, 2001 to €58,694,000 for the nine months ended September 30, 2002. Adjusted EBITDA increased from €53,682,000 for the nine months ended September 30, 2001 to €62,226,000 for nine months ended September 30, 2002. The adjusted EBITDA for the three quarters of 2002 reflects an adjustment for one-time debt refinance expenses of €2,432,000. We believe these adjusted EBITDA numbers more accurately reflect the ongoing operating performance as measured by EBITDA of the Company.

	Nine months ended
	September 30,

(€ in thousands)	2001	2002

Operating loss	(31,188)	(996)
Depreciation and amortization	81,971	59,690

EBITDA	50,783	58,694
Non-cash compensation expense	2,899	1,100
Debt refinancing expense	—	2,432

Adjusted EBITDA	53,682	62,226

LIQUIDITY AND CAPITAL RESOURCES

     The Company has historically relied on three sources for necessary funding:

(i)	cash flow from operations,

(ii)	sale-lease back transactions, and

(iii)	borrowings under its bank facilities.

     At September 30, 2002, our aggregate consolidated indebtedness was approximately €906,302,000, comprised of approximately €499,446,000 of senior bank debt, €395,043,000 of convertible second secured debt, €5,977,000 of capital leases obligations, and €5,836,000 of deferred purchase obligations.

     Net cash provided by operating activities amounted to €5,509,000.

     For the nine months ended September 30, 2002 we used cash in investing activities of €23,696,000. Net cash provided by financing activities amounted to €17,396,000.

     Of the approximately €23,397,000 we invested in capital expenditures for the nine months ended September 30, 2002, the majority was invested to improve the technical standards of the network in The Netherlands to prepare for the launch of telephony services and to replace electronic components and improve the technical standards of our network in Germany. We have only minimal commitments to make capital expenditures under the terms of our concession or franchise agreements or otherwise, but anticipate that we will increase our capital expenditures in the near future to further upgrade existing cable systems. To the extent cash flow is not sufficient to fund our capital expenditures, we expect to borrow the necessary funds under our bank facility.

     Substantial amounts of depreciation and amortization expense and the non-cash compensation expenses associated with our stock option plan contributed to our net losses. These expenses, however, did not result in a current outflow of cash.

     We believe that EBITDA and Adjusted EBITDA provide more meaningful measures of fixed cost coverage than does a deficiency of earnings to fixed charges. EBITDA and Adjusted EBITDA amounts in each period are not solely available to satisfy cash interest expense and may also be required for other corporate purposes, including increases in working capital, principal payments on debt and capital expenditures. EBITDA and Adjusted EBITDA for the nine months ended September 30, 2002, was €58,694,000 and €62,226,000 respectively. Included in EBITDA is €2,432,000 of one-time debt refinancing expenses. Included in interest expenses of €83,292,000 for first three quarters ended September 30, 2002, was non-cash write-off of capitalized financing fees of €12,264,000, non-cash amortization of finance fees of €5,130,000, €20,043,000 capitalized non-cash rate interest based on the convertible second secured facility and interest expense of €527,000 due to the decrease in the fair value of our interest rate caps and collars in the first three quarters of 2002.

     On September 18, 2000, PrimaCom Management, a wholly owned subsidiary of the Company, entered into a €1.0 billion reducing senior secured revolving credit facility with a number of lenders. The senior secured facility was put in place to refinance all outstanding debt at that time, to fund the acquisition of Multikabel, future capital expenditures and acquisitions and for other general corporate purposes. As required by a condition to the senior secured facility, PrimaCom AG also entered into a €375.0 million working capital facility concurrently with entering into the senior secured facility. The working capital facility was intended as a means by which PrimaCom AG could access longer-term unsecured debt financing, which would benefit the lenders under the senior secured facility, in the event the high yield note issuance contemplated by PrimaCom AG at the time was not completed. The working capital facility was committed until May 15, 2001. At that time, the Company or the senior secured facility lenders could request that the working capital facility be drawn, with the proceeds being used to repay borrowings under the senior secured facility. If the working capital facility had been drawn, it would have converted to a loan or debt security with a ten-year maturity. The interest rate on the working capital facility would have been no less than 13% per annum and no greater than a cap based on current trading yields of high yield securities issued by comparable companies. In the event that the working capital facility remained outstanding beyond September 30, 2001, PrimaCom also agreed to issue contingent value rights which would provide the facility holders with an economic benefit payable in cash equivalent to that which they would have received had they exercised warrants to acquire up to 5% of PrimaCom’s equity capital at prices based on relevant market values.

     We announced our proposed merger with UPC Germany on March 29, 2001 and requested an extension of the commitment under the working capital facility until the merger could be consummated. On May 15, 2001 the lenders under our senior secured and working capital facilities agreed to an extension of the commitment under the working capital facility until November 15, 2001. In addition, we agreed with the lenders under the working capital facility to a cap on cash interest of 16% and on total interest of 18%. It was also agreed that on November 15, 2001 either the Company or the lenders under the senior facility could request that the working capital facility be drawn. If drawn, the working capital facility would then have converted to a ten-year security or loan.

     On August 26, 2001, UPC notified us it would not vote in favor of our merger with UPC Germany, and the merger was removed from the agenda of our shareholders’ meeting held on August 28, 2001. Between the date on which our credit facilities were entered into in September 2000 and August 2001 when the proposed merger failed to proceed, the market for high-yield debt had deteriorated significantly for broadband communications companies, as a result of which we concluded that it was not realistic for us to seek to access that market in the near to medium term. As a result, we immediately initiated negotiations with the lenders under our senior secured and working capital facilities, with a view to amending certain terms of the working capital facility which might in the future otherwise have resulted in non-compliance with financial covenants included in those facilities if the working capital facility were drawn in full. The lending commitment and date of any mandatory drawing under the working capital facility were extended on three further occasions while these negotiations progressed, upon payment by us of commitment and other fees totaling approximately €25.0 million.

     On March 26, 2002, the Company completed the refinancing of its senior and working capital facilities. The amended working capital facility was conditionally replaced by a €375.0 million convertible second secured term loan facility, which was drawn down full on March 26, 2002. Those borrowings were used to repay an equivalent amount of outstanding borrowings under the senior secured facility. In addition, the lending commitment under the senior secured facility was reduced by the amount of the borrowings under the convertible second secured term loan facility, to €625.0 million. Approval by our shareholders of the modifications to our debt facilities was obtained on June 5, 2002.

     The available commitment under the senior secured facility is to be reduced in quarterly amounts beginning March 31, 2003 to the amounts reflected below as of December 31 of the years indicated:

Available
commitment (€)

• December 31, 2002	625,000,000
• December 31, 2003	594,500,000
• December 31, 2004	533,500,000
• December 31, 2005	472,500,000
• December 31, 2006	411,500,000
• December 31, 2007	335,250,000
• December 31, 2008	225,450,000
• December 31, 2009	—

     The senior secured facility contains financial covenants common for financings of this type. Our ability to borrow under the senior secured facility depends on our continued compliance with these covenants. Breach of these covenants may result in an event of default. In addition to the requirement to meet certain financial covenants, there are restrictions on, among other things:

•	incurring debt,

•	encumbering revenues or assets,

•	lending funds to third parties or assuming liabilities,

•	disposing of revenues or assets, and

•	paying dividends or making distributions.

     The senior secured facility contains several events of default in addition to the following:

•	amendment, suspension or termination of certain contracts which results in a material adverse change, and

•	a regulatory change in the environment in which we operate, which results in a material adverse effect.

     The occurrence of an event of default could result in all amounts outstanding under the senior secured facility becoming immediately due and payable and the limitation of further drawings under the senior secured facility. It could also result in the acceleration of amounts outstanding under our other debt instruments, including the convertible second secured term loan facility.

     The senior secured facility is secured by, among other things, pledges or assignments of receivables from subscribers, intercompany loans, partnership interests and shares of our subsidiaries.

     The interest on the senior secured facility accrues at LIBOR plus an applicable margin of between 0.75% and 2.50%, depending on the ratio of total debt to Adjusted EBITDA. At September 30, 2002 the applicable margin was 2.25%.

     The convertible second secured term loan funded on March 26, 2002 and is due and payable on March 31, 2010. The interest on this facility is divided into cash and non-cash components. The non-cash interest is added to the principal outstanding under the facility and will then incur further non-cash interest as a principal amount. Cash interest begins to accrue at 8% and increases to 12% over time and accrues only on the initial €375,000,000 principal amount of the facility. All-in interest is initially 18% and increases to 20% over time. The cash, non-cash and all-in interest rates are set out on the following schedule:

	Cash Rate	Non-cash Rate	All-in Rate

March 26, 2002 - September 30, 2002	8.0%	10.0%	18%
October 1, 2002 - December 31, 2002	8.5%	10.5%	19%
January 1, 2003 - March 31, 2003	9.5%	9.5%	19%
April 1, 2003 - June 30, 2003	10.5%	8.5%	19%
July 1, 2003 - September 30, 2003	11.5%	8.5%	20%
October 1, 2003 - final maturity	12.0%	8.0%	20%

     The convertible second secured term loan facility may be prepaid in whole or in part at any time at the option of the Company and all accrued but unpaid non-cash interest in excess of 18% for any period will be forgiven on the indebtedness thereunder if the facility is repaid in full by December 31, 2004. Lenders who were not party to the convertible second secured term loan when initially funded on March 26, 2002 would receive a prepayment fee on any amount PrimaCom prepays to that lender of 3% of that amount during the first year of the loan, 2% during the second year of the loan and 1% during the third year of the loan.

     The outstanding but unvested contingent value rights under the original facility have been cancelled, with the exception of rights providing the lenders under the convertible second secured term loan facility with an economic benefit payable in cash equivalent to that which they would have received had they exercised warrants to acquire 2.49% of PrimaCom AG’s equity capital at prices based on relevant market values. The shareholders approved on June 5, 2002, that the contingent value rights can be replaced by a bond with appertaining warrants granting the right to exercise into the company’s shares at exercise prices that had been defined in accordance with the conditions of the unvested contingent value rights. The warrants give the right to acquire up to 2.49% of PrimaCom AG’s equity. If the facility is repaid in full prior to March 26, 2003, the lenders have agreed to forego their rights to exercise these contingent value rights and the bonds and appertaining warrants replacing these contingent value rights respectively.

     At any time on or after December 31, 2004, the lenders under the convertible second secured loan term facility may convert their outstanding loans into shares of PrimaCom Management having a nominal value determined by computing the ratio of the amount of debt being converted to the quotient of twelve times EBITDA (defined as earnings before interest, tax, depreciation and amortization) for the twelve month period through the end of the most recent calendar quarter less the amount of then outstanding consolidated debt of PrimaCom AG at the end of the most recent calendar quarter plus the amount of debt then being converted, divided by the total nominal value of all PrimaCom Management shares then outstanding. However, in no case will the lenders under the convertible second secured term loan facility be entitled to convert their loans under that facility into shares of PrimaCom Management comprising more than 65% of the total nominal capital of PrimaCom Management.

     The convertible second secured term loan facility is guaranteed by PrimaCom Management and is secured by second-ranking pledges (after the pledges securing the senior facility) on the shares of the operating companies owned by PrimaCom Management.

     Introduction of Euro compliance

     On January 1, 1999, 11 of the 15 member countries of the EU, including Germany and The Netherlands, adopted the Euro as their common legal currency in addition to their existing currencies. We use licensed software for our financial accounting system and subscriber management system. The total cost of acquiring upgrades and achieving Euro compliance did not have a material effect on our consolidated financial position and results of operations. At January 1, 2002 we were fully Euro compliant.

     Employees

     On September 30, 2002, PrimaCom and subsidiaries had total of 838 employees comprised of 684 full time and 154 part time employees.

	September 30, 2001		June 30, 2002		September 30, 2002

	shares	options	shares	options	shares	options

Management Board (Vorstand)
Paul Thomason (Speaker) (*1)	146,969	100,000	146,969	100,000	146,969	100,000
Prof. Dr. Stefan Schwenkedel (*2)	—		—	100,000	—	100,000
Hans Wolfert (*3)	—	100,000	—	(*3)	—	(*3)
Supervisory Board (Aufsichtsrat)
Boris Augustin	3,464	—	3.464	—	3.464	—
Heinz Eble (*4)	—	—	39,358	—	39.358	—
Massimo Prelz-Oltramonti (*5)	2,500	—		—		—
Brigitte Preuss (*6)	321,997	—	166.997	—	166.997	—
All other Directors	none	none	none	none	none	none
Total	474,930	200,000	356,788	300,000	356,788	200,000

*1	Paul Thomason resigned from his duties as of September 30, 2002. Dr. Jens Kircher joined the Board as of October 1, 2002.

*2	Prof. Dr. Stefan Schwenkedel resigned from Supervisory Board effective February 28, 2002 and was appointed to the Management Board effective March 1, 2002.

*3	Hans Wolfert resigned from the Management Board as of April 22, 2002

*4	Heinz Eble was appointed to the Supervisory Board effective April 18, 2002. At this date Heinz Eble had 39,358 shares and no options.

*5	Massimo Prelz-Oltramonti resigned from the Supervisory Board on October 17, 2001. At this date he held 2,500 PrimaCom-shares.

*6	From the shares held by Brigitte Preuss 166,997 shares are held by Wolfgang Preuss in trust for Brigitte Preuss and over which they have shared voting power. On November 7, 2002 Brigitte Preuss sold 155,000 PrimaCom shares to her husband Wolfgang Preuss. The sale was reported to the Deutsche Börse AG and made public according to section. 2.1.4 paragr. 1 of the Neuer Markt Listing Regulations

FORWARD LOOKING STATEMENTS

     This Form 6-K includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Because these statements apply to future events, they are subject to risks and uncertainties that could cause actual results to differ materially, including PrimaCom’s absence of an operating history for its merged operations, its possible future need for additional financing, competitive factors and restrictions imposed by existing and possible future debt instruments.

PRESS RELEASE

CONTACTS:	Dr. Stefan Schwenkedel Chief Financial Officer Tel.: 49 6131/9310-101

Alexander M. Hoffmann Executive Vice President Tel.: 49 6131/9310-150 Fax: 49 6131/9310-149 investor@primacom.de Company Web Site: www.primacom.de

PRIMACOM REPORTS IMPROVED REVENUES AND RESULTS FOR THIRD QUARTER AND FIRST NINE MONTHS 2002 PRIMACOM ACHIEVED FIRST TIME OPERATING PROFIT IN THE THIRD QUARTER 2002

MAINZ, GERMANY, November 26, 2002 - PrimaCom AG (Nasdaq, OTC BB “PCAGY” and Neuer Markt Frankfurt, “PRC”/ID No. 625910 ) today reported its results for the three and nine month periods ended September 30, 2002.

Third quarter 2002

Revenue increased by 10.1 percent from 41.8 Euro million in the third quarter 2001 to 46.0 Euro million in the third quarter of 2002. The primary factors, which impacted revenue growth, were the growth of our analog cable television and high-speed Internet access.

Operating profit. After reporting an operating loss of 10.3 million Euro in the third quarter of 2001, PrimaCom’s operating result improved by 11.8 million Euro and achieved an operating profit of 1.4 million Euro in the third quarter of 2002. The primary factors were the decrease in non-cash depreciation and amortization expense associated with the new US GAAP accounting rules for goodwill, the reduced non-cash compensation expenses related to the company’s stock option plan and the improved operating performance, which is primarily attributed to the high-speed Internet access sector.

Interest expense increased by 10.8 million Euro from 18.2 million Euro in the third quarter of 2001 to 29.0 million Euro in the third quarter of 2002, primarily due to higher interest expense associated with the 375.0 million Euro convertible second secured credit facility. In addition, interest expense includes a non-cash interest expense of 1.5 million Euro due to the decrease in the fair value of our interest rate caps and collars during the third quarter of 2002, compared to a 2.4 million Euro expense in the third quarter of 2001.

Net loss for the third quarter of 2002 was 21.6 million Euro, or 1.09 Euro per basic and diluted share, versus a net loss of 27.8 million Euro, or 1.41 Euro per basic and diluted share for the third quarter of 2001.

EBITDA increased by 23.5 percent from 17.6 million Euro in the third quarter 2001 to 21.7 million Euro in the third quarter of 2002. Adjusted EBITDA increased from 18.6 million Euro to 22.4 million Euro respectively. The adjusted EBITDA for the third quarter of 2002 reflects an adjustment for one-time debt refinance expenses of 502,000 Euro.

The number of revenue generating units (RGU) increased by 13,439 from 1,345,597 as of September 30, 2001 to 1,359,036 as of September 30, 2002. The primary factor responsible for this growth was the increase in high-speed Internet access and digital television customers.

PrimaCom Cable Network

	September 30,	September 30,
	2002	2001

Homes passed by coax 450 MHz networks	1.410.168	1.401.339
Homes passed by fiber	566.469	550.891

Total Homes passed	1.976.637	1.952.230
Analog CATV subscribers served by 450 MHz	907.953	909.903
Analog CATV subscribers served by 862 MHz	390.012	396.226

Total Analog CATV	1.297.965	1.306.129
Digital TV subscribers	11.675	7.857
Internet subscribers	48.565	30.853
Data communication subscribers	831	758

Total revenue generating units	1.359.036	1.345.597

Ready for service homes 862 MHz networks	455.231	439.034

Average revenue per unit (ARPU) increased by 9.0 percent from 10.34 Euro in the third quarter ended September 30, 2001 to 11.27 Euro in the third quarter ended September 30, 2002.

The revenue derived from the analog cable television subscriber base increased by 1.7 million Euro from 35.7 million Euro in the third quarter of 2001 to 37.4 million Euro in the third quarter of 2002, primarily due to a slight increase in subscriber base and an increase in the average monthly rates charged.

High-speed Internet Access

As of September 30, 2002, PrimaCom passed approximately 566,469 homes with fiber optic cable and had 455,231 fully upgraded and ready for service homes.

High speed Internet access subscribers reached 48,565 as of September 30, 2002 compared with 30,853 subscribers a year ago, a penetration of 10.7 percent of RFS homes.

The following table reflects high-speed Internet access growth and penetration levels:

	3rd Quarter	4th Quarter	1st Quarter	2nd Quarter	3rd Quarter
	2001	2001	2002	2002	2002

Ready for service homes	439,034	440,883	449,883	454,081	455,231
Internet subscribers(1)	30,853	34,078	39,131	43,578	48,565
Penetration RFS homes	7.0%	7.7%	8.7%	9.6%	10,7%
Revenue in Euro 000	3,183	2,140	4,043	4,470	4,956
Contribution to Total Revenue	7.6%	4.7%	9.2%	9.9%	10.8%

(1)	Includes dial up subscribers of 3,242 in 3rd quarter 2001 and 2,318 in 3rd quarter 2002

     High-speed Internet access revenue increased by 55.7 percent from 3.2 million Euro in the third quarter of 2001 to 5.0 million Euro in the third quarter of 2002. High speed Internet access now makes up almost 10.8 percent of total revenue. The Company expects high-speed Internet access subscribers, and therefore penetration to ready-for-service homes, to continue to increase at strong growth rates over the next two to five years in both The Netherlands and Germany. Average revenue per subscriber is expected to remain close to current levels. Revenue growth from this sector should therefore remain strong over the next two to five years.

Digital Television

     As of September 30, 2002, PrimaCom reported digital television subscribers of 11,675. The following table reflects the Digital Television subscriber growth and penetration:

	3rd Quarter	4th Quarter	1st Quarter	2nd Quarter	3rd Quarter
	2001	2001	2002	2002	2002

Ready for service homes	439,034	440,883	449,883	454,081	455,231
Digital Television Subscribers	7,857	11,875	12,093	12,067	11,675
Penetration RFS homes	1.8%	2.7%	2.7%	2.7%	2.6%
Revenue in Euro 000’s	249	294	257	399	282
Contribution to Total Revenue	0.6%	0.6%	0.6%	0.9%	0.6%

Digital television revenue increased from 249,000 Euro in the third quarter of 2001 to 282,000 Euro in the third quarter of 2002. The increase primarily came from growth in the subscriber base in Germany. In Germany, revenue from digital TV increased from 63,000 Euro in the third quarter 2001 to 183,000 Euro in the third quarter 2002. The number of digital TV subscribers in Germany increased 110 percent from third quarter 2001 to third quarter 2002.

Data Communication

In The Netherlands, revenues from data communications services to small and medium sized businesses and schools with data communication services contributed over 1.2 million Euro to revenue in the third quarter of 2002, compared to 918,000 Euro in the third quarter of 2001.

	3rd Quarter	4th Quarter	1st Quarter	2nd Quarter	3rd Quarter
	2001	2001	2002	2002	2002

Ready for service homes	439,034	440,883	449,883	454,081	455,231
Data Communication Subscribers	758	788	792	824	831
Penetration RFS homes	0.2%	0.2%	0.2%	0.2%	0.2%
Revenue Euro 000’s	918	1,106	1,084	1,086	1,194
Contribution to Total revenue	2.2%	2.5%	2.5%	2.4%	2.6%

Other revenues, which include e-commerce, advertising, carriage fees and other miscellaneous revenues, reached 2.1 million Euro for the quarter ended September 30, 2002 compared to 1.7 million Euro for the third quarter 2001.

First nine months 2002

Revenue increased by 12.3 percent from 120.3 million Euro for the first nine months of 2001 to 135.2 million Euro for the first nine months of 2002. The primary factors, which impacted revenue growth, were the QuickNet acquisition in the third quarter of 2001 in The Netherlands and the growth of our high-speed Internet access customers.

Operating loss decreased by 30.2 million Euro from 31.2 million Euro in the first nine months of 2001 to 1.0 million Euro in the first nine months of 2002. The primary factors responsible for the decrease in the operating loss were the decrease in non-cash depreciation and amortization expense associated with the new US GAAP accounting rules for goodwill, the reduced non-cash compensation expenses related to the company’s stock option plan and the improved operating performance, which is primarily attributed to the high-speed Internet sector.

Interest expense increased by 32.3 million Euro from 51.0 million Euro in the first nine months of 2001 to 83.3 million Euro in the first nine months of 2002. The primary factors responsible for the increase was the write-off of 12.3 million Euro of capitalized finance fees associated with the 375.0 million Euro reduction of the 1 billion Euro revolving credit facility commitment, the increased interest expense associated with the 375.0 million Euro convertible second secured credit facility, the increased interest expense with the 375 million Euro convertible second secured credit facility and the recognition of non-cash interest expense of 0.5 million Euro due to the decrease in the fair value of our interest rate caps and collars during the first three quarters of 2002 compared to 3.4 million Euro expense for the same period of 2001.

Net loss decreased from 81.3 million Euro or 4.11 Euro per basic and diluted share in the first three quarters of 2001 to 72.7 million Euro or 3.67 Euro per basic and diluted share in the first three quarters of 2002. The primary factor for the decrease was the decrease in non-cash depreciation and amortization coupled with improved operating results.

EBITDA increased by 15.6 percent from 50.8 million Euro for the nine months ended September 30, 2001 to 58.7 million Euro for the nine months ended September 30, 2002. Adjusted EBITDA increased from 53.7 million Euro to 62.2 million Euro respectively. The adjusted EBITDA for the three quarters of 2002 reflects an adjustment for one-time debt refinance expenses of 2.4 million Euro.

Financial Position

At September 30, 2002, our aggregate consolidated indebtedness was 906.3 million Euro, comprised of approximately 499.0 million Euro of senior bank debt, 395.0 million Euro of convertible second secured debt, 6.0 million Euro of capital leases obligations, and 5.8 million Euro of deferred purchase obligations. The Company’s improved operating position coupled with a reduction in upgrade activities has allowed the company to reach a near free cash flow neutral position before “paid-in-kind” interest in the third quarter of 2002.

Stefan Schwenkedel, Chief Financial Officer, commented, PrimaCom continues to focus on revenue improvements and cost reduction management. We enjoy a double digit growth in the high-speed Internet sector and strongly believe that this product will increasingly contribute to our revenues. We are very pleased having reached for the first time an operating profit in the third quarter 2002. With the improved results achieved during the first nine months of 2002, we are confident that PrimaCom will reach the higher end of its anticipated EBITDA-range for the year ended December 31,2002.

Conference call

In conjunction with this release, PrimaCom will host an analyst conference call, which will be simultaneously broadcast live over the Internet. Listeners can access the conference call via a link on the Company’s homepage.

CONFERENCE CALL
is scheduled for November26, 2002
at 5:00 PM Frankfurt, 4:00 PM London,
11:00 AM New York, 8:00 AM San Francisco.
access via Internet
www.primacom.de

     Dr. Stefan Schwenkedel, Chief Financial Officer and Dr. Jens Kircher, Chief Operating Officer will host the call.

About PrimaCom: PrimaCom AG (Neuer Markt Frankfurt: “PRC” or ID No. “625910” and OTC BB “PCAGY”, www.primacom.de) is a significant private cable network operator with over five percent market share in Germany and the Netherlands. PrimaCom offers a wide range of analog, digital and interactive broadband services. Customers, connected to the upgraded 862 MHz networks, have access to more than 100 TV and radio programs, to interactive Video on Demand, and to high speed Internet. PrimaCom currently passes two million homes and serves 1.3 million subscribers, 1.0 million in Germany and 300,000 in the Netherlands.

     This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Because these statements apply to future events, they are subject to risks and uncertainties that could cause actual results to differ materially, including PrimaCom’s absence of an operating history subsequent to the Multikabel acquisition and its transformation to a broadband communications company, its possible future need for additional financing, competitive factors and restrictions imposed by existing and possible future debt instruments.

Financial table on next page

Enclosure

PRIMACOM AG AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousand)
(unaudited)

	Three months		Nine months
	ended Sept. 30		ended Sept. 30

	2001	2002	2001	2002

	Euro	Euro	Euro	Euro
Revenues	41.758	45.957	120.332	135.190
Operating costs and expenses:
Operations	11.035	11.374	31.566	35.619
Selling, general and administrative	9.528	9.611	26.590	28.618
Corporate overhead	3.636	2.781	11.393	9.827
Debt refinancing expense	—	502	—	2.432
Depreciation and amortization	27.877	20.241	81.971	59.690

Total	52.076	44.509	151.520	136.186

Operating profit (loss)	(10.318)	1.448	(31.188)	(996)
Interest expense:
Bank debt — cash rate interest expense	17.934	18.908	49.958	50.323
Bank debt — non cash rate interest expense	—	9.939	—	20.043
Capitalized financing fees expense	—	—	—	12.264
Sale-leaseback	315	193	1.039	662

Total	18.249	29.040	50.997	83.292

Other income	307	—	716	—

Loss from continuing operations before income taxes and other items	(28.260)	(27.592)	(81.469)	(84.288)
Income tax benefit	478	5.994	1.335	11.688

Loss before minority interest and equity earnings	(27.782)	(21.598)	(80.134)	(72.600)
Minority interest in net income of subsidiaries	(17)	(28)	(48)	(64)
Equity loss in affiliate	(76)	—	(180)	—

Loss from continuing operations	(27.875)	(21.626)	(80.362)	(72.664)
Cumulative effect of change in accounting principle	—	—	(946)	—

Net loss	(27.875)	(21.626)	(81.308)	(72.664)

Loss per share basic and diluted:	(1,41)	(1,09)	(4,11)	(3,67)
EBIT	(10.318)	1.448	(31.188)	(996)
EBITDA	17.559	21.689	50.783	58.694
EBITDA as a percentage of revenues	42,0%	47,2%	42,2%	43,4%
ADJUSTED EBITDA	18.592	22.443	53.682	62.226
ADJUSTED EBITDA as a percentage of revenues	44,5%	48,8%	44,6%	46,0%

	CONTACTS:	Dr. Stefan Schwenkedel Chief Financial Officer Tel.: 49 6131/9310-101

AD HOC-PRESS RELEASE

Alexander Hoffmann Executive Vice President Tel.: 49 6131/9310-150 Fax: 49 6131/9310-189 investor@primacom.de Company Web Site: www.primacom.de

PRIMACOM REPORTS IMPROVED REVENUES AND RESULTS FOR THE THIRD QUARTER AND FIRST NINE MONTHS OF 2002 — POSITIVE OPERATING RESULT FOR THE FIRST TIME

Mainz, November 26th, 2002 -

PrimaCom reports further improved group revenues and results for the third quarter and first nine months of 2002.

Third quarter revenues reached Euro 46.0 million a 10.1 percent increase over the third quarter 2001. In the third quarter of 2002, PrimaCom achieved a positive operating result of Euro 1.4 million for the first time. This represents a 200 percent increase over the Euro 1.4 million operating loss for the second quarter 2002 and a 114 percent increase over Euro 10.3 million operating loss for the third quarter 2001.

EBITDA for the third quarter of 2002 increased to Euro 21.7 million, a 23.3 percent increase over the third quarter 2001. Adjusted EBITDA for the third quarter of 2002 increased to Euro 22.4 million, a 20.7 percent increase over the third quarter of 2001. The net loss of the third quarter of 2002 was reduced to 21.6 million, a 22.4 percent decrease from the third quarter of 2001 net loss.

Revenues for the first nine months of 2002 reached Euro 135.2 million, a 12.3 percent increase over the same period in 2001. The operating profit in the first nine months of 2002 notably improved to 1.0 million, which is 96.8 percent better than the Euro 31.1 million operating loss for the first nine months of 2001.

EBITDA for the first nine months of 2002 increased to Euro 58.7 million, a 15.6 percent increase over the first nine months of 2001. Adjusted EBITDA for the third quarter of 2002 increased to Euro 62.2 million, a 15.9 percent increase over the adjusted EBITDA for the same period 2001. The net loss for the first nine months of 2002 reduced to 72.7 million, a 10.6 percent decrease from the net loss for the same period in 2001.

PrimaCom continues to focus on revenue improvements and cost reduction management. The company’s high-speed Internet sector enjoys double digit growth and is expected to increasingly contribute to consolidated revenues. With the improved results achieved during the first nine months of 2002 and having reached a positive operating profit in the third quarter for the first time, PrimaCom remains confident that it will reach the higher end of its anticipated EBITDA-range for the year ended December 31, 2002.

There will be a full length press release on the third quarter and nine month results of 2002 later today.

Contact:	Alexander M. Hoffmann, Director, Investor Relations Tel. 06131 – 9310 150, e-mail: investor@primacom.de PrimaCom AG, Hegelstrasse 61, 55122 Mainz www.primacom.de

PrimaCom AG (Neuer Markt Frankfurt: “PRC” or ID No. “625910” and OTC BB “PCAGY”, www.primacom.de) is a significant private cable network operator with over five percent market share in Germany and the Netherlands. PrimaCom offers a wide range of analog, digital and interactive broadband services. Customers, connected to the upgraded 862 MHz networks, have access to more than 100 TV and radio programs, to interactive Video on Demand, and to high speed Internet. PrimaCom currently passes two million homes and serves 1.3 million subscribers, 1.0 million in Germany and 300,000 in the Netherlands.

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Because these statements apply to future events, they are subject to risks and uncertainties that could cause actual results to differ materially, including PrimaCom’s absence of an operating history subsequent to the Multikabel Acquisition and its transformation to a broadband communications company, its possible future need for additional financing, competitive factors and restrictions imposed by existing and possible future debt instruments.